Exhibit 2.9 / Exhibit  H, PIC  Wisconsin's  request  to the  Michigan  Office of
              Financial and Insurance Services for an exemption from re-qualification.
                             March 15, 2006



VIA UPS OVERNIGHT

Sue Housman
Michigan Office of Financial and Insurance Services
611 W. Ottawa
Lansing, MI  48933

         RE:      Physicians Insurance Company of Wisconsin, Inc.


Dear Sue:


                  As I mentioned, ProAssurance Corporation and Physicians Insurance Company of Wisconsin, Inc. ("PIC Wisconsin") have entered into an Agreement and Plan of Merger under which ProAssurance would acquire control of PIC Wisconsin. ProAssurance provided your Office with a copy of the Form A it filed in Wisconsin regarding this change in control. Because PIC Wisconsin satisfies the conditions under Mich. Comp. Laws ss. 500.405 for an exemption from requalification due to this change of control, I have enclosed for filing a Request for Determination of Exemption from Requalification under Section 405(1). Please let me know if you have any questions or comments.


                                                   Very truly yours,

                                                   QUARLES & BRADY LLP

                                                   /s/ William J. Toman
                                                   --------------------
                                                   William J. Toman

WJT:bxb
Enclosure
740266.00016


cc:      David L. Maurer, PIC Wisconsin
         Kathryn A. Neville, ProAssurance

================================================================================
                         Best's Rating of A- (Excellent)
          Financial Size Category of VII ($50 million to $100 million)
================================================================================

Rating Category (Excellent): Assigned to companies that have, in our opinion, an excellent ability to meet their ongoing obligations to policyholders. A.M. Best assigns each letter rated (A++ through D) insurance company a Financial Size Category (FSC), which is designed to provide a convenient indicator of the size of a company based on reported policyholders' surplus and conditional or reserve funds.

The objective of Best's rating system is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to policyholders. Our opinions are derived from the evaluation of a company's balance sheet strength, operating performance and business profile as compared to Best's quantitative and qualitative standards. View our Best's Rating System and Procedures for more information.

While Best's Ratings reflect our opinion of a company's financial strength and ability to meet its ongoing obligations to policyholders, they are not a warranty, nor are they a recommendation of a specific policy form, contract, rate or claim practice. View our entire notice for complete details.


Note: The above information reflects the most recent Best's Rating for this company, which may have been released subsequent to the creation of the following Best's Company Report.

Best's Company Reports provide detailed business overview, extensive financial data and analytical commentary, product and geographic information, company history, as well as the rationale supporting the financial strength rating assigned by A.M. Best. These reports are updated on a regular basis based on input and analysis performed throughout the year.

                Best Company Report Revision Date - 07/21/2005 *

The Report Revision Date * represents the last significant material change made to this report. Other non-material changes may have been made to this report subsequent to this date, but are not reflected in the report revision date. The Best Company Report below was created based on the following dates.


-----------------------------------------------------------------------------------------
RATING AND COMMENTARY(1)              FINANCIAL(2)             GENERAL INFORMATION(3)
-----------------------------------------------------------------------------------------
BEST' RATING: 07/20/2005           TIME PERIOD: ANNUAL-2005    CORPORATE STRUCTURE: N/A
RATING RATIONALE: 07/20/2005       LAST UPDATED: 03/09/2006    STATES LICENSED: 06/16/2003
REPORT COMMENTARY:                 STATUS: AS RECEIVED         OFFICERS AND DIRECTORS:
07/21/2005                                                     07/21/2005
------------------------------------------------------------------------------------------





-------------------------------------------------------------------------------

*Note: The Rating and Commentary (1)date outlines the most recent updates to the Company's Rating, Rationale, and Report Commentary for key rating and business changes. Report commentary may include significant changes to Business Review, Financial Performance/Earnings, Capitalization, Investment/Liquidity, or Reinsurance sections of the report. The Financial 2 date reflects the current status of the financial tables found within the body of the Company Report, including whether the data was loaded as received or had been run through our quality control cross-check process. The General Information (3)date covers key areas that may have changed such as corporate structure, states licensed or officers and directors.

Group Affiliation: PIC WISCONSIN Group

            1002 Deming Way, Madison, Wisconsin, United States 53717
   Mail Address: P.O. Box 45650, Madison, Wisconsin, United States 53744-5650
                        Web: http://www.picwisconsin.com/

                 Tel:    608-831-8331                 Fax:    608-831-0084
                 AMB#:   10595                                NAIC#: 23400
                 FEIN#:  39-1567580


                        Report Revision Date: 07/21/2005

                                  BEST'S RATING

Based on our opinion of the consolidated Financial Strength of the company and its insurance subsidiaries, the company is assigned a Best's Rating of A- (Excellent). The company's Financial Size Category is Class VII.

                                RATING RATIONALE

The following text is derived from the report of PIC WISCONSIN Group.

Rating Rationale: This rating reflects the group's supportive risk-adjusted capitalization, aggressive defense philosophy and risk management initiatives, and established presence within its core markets. These positive rating factors are partially offset by the significant growth in underwriting exposures in recent years and the difficult interest rate environment. Although the group experienced favorable calendar year loss reserve development in 2004, recent accident years have developed adversely due primarily to the rise in claim severity. The outlook is based on A.M. Best's expectation that supportive capitalization will be maintained and profitability will improve over the mid-term as a result of management's actions.

Risk-adjusted capitalization was enhanced in 2004 through the issuance of a $12 million 30-year surplus note, reduced premium writings and operating earnings. The rapid premium growth that occurred in prior years was primarily attributed to its regional diversification strategy and rate increases. The rate of premium growth has slowed and is expected to continue because of increased competition and focus on account profitability of its existing book of business. Given the adverse case reserve development on prior year losses that became apparent at the beginning of 2002, the group quickly responded by tightening its underwriting guidelines which included a review and adjustment of its rating and pricing structure. Other measures taken by the group included the exit from certain jurisdictions, elimination of certain credits, and a general review of operational procedures. These measures have resulted in improved underwriting results.

The rating is based on the consolidated operating performance and financial condition of Physicians Insurance Company of Wisconsin (PIC WISCONSIN) and its inactive subsidiary, Century American Insurance Co. (CAIC). Management is considering strategic alternatives for CAIC, including the potential sale of the company.

Best's Rating: A- g                                             Outlook: Stable

                            FIVE YEAR RATING HISTORY


                                    Date
                                    ----
                                    07/20/05          Best's
                                    06/24/04          Rating
                                                      ------
                                    06/24/03          A- g A-
                                    06/20/02          g A- g
                                    05/21/01          A- g A- g

                                    KEY FINANCIAL INDICATORS
                                     Statutory Data ($000)
            ----------------------------------------------------------------------------------
                                            Direct                  Net                Pretax
            Period                        Premiums             Premiums             Operating
            Ending                         Written              Written                Income
            ----------------------------------------------------------------------------------
            2001                            43,916               32,350                 4,961
            2002                            67,449               49,155                -3,157
            2003                            81,915               58,627                 1,583
            2004                            79,435               57,166                 1,361
            2005                            77,774               61,609                 8,222

                                        Statutory      Data ($000)
            ----------------------------------------------------------------------------------
                                                                  Total               Policy-
            Period                             Net             Admitted              holders'
            Ending                          Income               Assets               Surplus
            ----------------------------------------------------------------------------------
               2001                          3,827            182,711                69,078
               2002                         -6,288            203,552                65,362
               2003                          2,507            244,538                76,300
               2004                          3,103            274,954                89,300
               2005                          2,818            283,056                88,467



                         Profitability                 Leverage                   Liquidity
             ------------------------------    ---------------------------   ---------------------
                          Inv.      Pretax                                   Overall     Oper.
Period       Comb.        Yield     ROR         Na Inv     NPW       Net      Liq        Cash-
Ending       Ratio        (%)        (%)          Lev      to PHS    Lev       (%)       flow(%)
-------      --------   --------   --------    ---------  -------- -------   --------   ----------
2001         111.1       5.8        16.3         39.7       0.5     2.1       160.8       139.5
2002         119.6       4.0        -7.8         49.9       0.8     2.9       148.1       154.4
2003         108.0       3.0         2.6         43.3       0.8     3.0       145.4       182.3
2004         106.6       2.5         2.4         48.3       0.6     2.7       148.1       150.0
2005         101.1       3.4        13.5         87.9       0.7     2.9       145.5       126.6

5-Yr Avg     108.4       3.6         5.2          ...       ...     ...         ...         ...


(*) Data reflected within all tables of this report has been compiled from the company-filed statutory statement. Within several financial tables of this report, this company is compared against the Medical Malpractice Composite.

(*) The most recent data contained in this Best's Company Report is "As Received" indicating that this financial data was recorded as it was received from the company. While the data provided were obtained from sources believed to be reliable, their accuracy cannot be guaranteed.

                                 BUSINESS REVIEW

Physicians Insurance Company of Wisconsin (PIC WISCONSIN) specializes in writing professional liability insurance for healthcare professionals. The company focuses on physician malpractice insurance in its home state, although it has expanded into eight additional states, primarily Illinois, Nevada and Iowa, and is offering liability insurance to other healthcare providers. Policies are primarily issued on a claims-made basis, typically at limits of $1 million per occurrence and $3 million in the aggregate. The company supports an agency distribution system to market its products and services. In 1999, PIC WISCONSIN adopted a renewed strategic plan that resulted in the definition of three distinct business units. The Classic Insurance Strategic Business Unit provides professional liability insurance for physicians, dentists, small healthcare groups and ancillary healthcare providers. The Risk Financing Strategic Business Unit targets the segment of the healthcare market that is demanding contemporary approaches to managing professional liability risks; usually large to mid-sized healthcare delivery systems. Due to consolidations in the healthcare market, more sophisticated buyers of insurance have emerged, and customized insurance products are demanded by that group. The Health Care Facilities Strategic Business Unit provides professional liability, general liability and umbrella insurance and risk management services to healthcare facilities; primarily small to mid-sized hospitals, mostly rural, and stand-alone outpatient centers.

Prior to 1997, PIC WISCONSIN owned a subsidiary, Professional Assurance Company
(PAC), which focused on writing professional liability insurance for dentists in Wisconsin, and also underwrote hospital malpractice insurance in Wisconsin and dental malpractice insurance in Nevada. Effective December 31, 1996, PAC was absorbed by merger by its parent. The business previously written by PAC has been renewed onto PIC WISCONSIN books.

Affiliations: The company is a member of the Physician Insurers Association of America.


                2005 BUSINESS PRODUCTION AND PROFITABILITY ($000)

                     Premiums Written            % of         Pure      Loss
Product            ------------------------      Total        Loss      & LAE
Line               Direct             Net         NPW         Ratio     Reserves
--------------     -------           -------     -------     -------    --------
Med Mal Cl-Made     58,034            47,685        77.4        44.7     101,571
Med Mal Occur       15,460            11,843        19.2        34.3      42,498
Oth Liab Occur       3,295             1,437         2.3         6.8       1,743
All Other              985               644         1.0        23.2         340
                    -------          -------      ------     -------     -------
Totals              77,774            61,609       100.0        41.5     146,152


Major 2005 Direct Premium Writings By State ($000): Wisconsin, $40,931 (52.6%); Iowa, $15,894 (20.4%); Nevada, $9,153 (11.8%); Illinois, $6,898 (8.9%);
Nebraska, $2,296 (3.0%); 3 other jurisdictions, $2,602 (3.3%).

                              FINANCIAL PERFORMANCE

The following text is derived from the report of PIC WISCONSIN Group.

Overall Earnings: In recent years, operating earnings have been tempered by increased loss costs associated with the medical professional liability line of business which has led to less favorable and adverse loss reserve development on prior year reserves, as well as the difficult interest rate environment. Despite the decrease in earned premium during 2004 largely due to the withdrawal from unpredictable territories in Illinois and the continued reduction in net investment income, overall earnings were positive due to favorable loss reserve development resulting from better than expected trial outcomes. Net income was also bolstered during the year from the low current tax rate as the costs related to a new underwriting and claims system were tax deductible. In 2002 the group recorded an elevated underwriting loss which was compounded by a reduction in investment income, including a realized capital loss relating to the impairment of individual high yield bonds in the portfolio, and federal income tax adjustments associated with the recent growth in premium, producing a net loss for the year. However, the loss was partially tempered by PIC WISCONSIN receiving a $3.6 million payment, which included $1.1 million of interest, associated with a favorable decision from the United States Tax court related to proposed adjustments by the IRS for the years ended December 31, 1993 and 1994. The group's total return measures have varied as a result of swings in unrealized capital gains and losses; more recently, total returns have been enhanced by gains.

                          PROFITABILITY ANALYSIS

                                  Company                              Industry Composite
               ------------------------------------------  -------------------------------------------

               Pretax     Return                             Pretax     Return
      Period    ROR         on         Comb.       Oper.      ROR         on         Comb.     Oper.
      Ending    (%)       PHS(%)       Ratio       Ratio      (%)       PHS(%)       Ratio     Ratio
 -----------------------------------------------------------------------------------------------------
 2001            16.3         2.1      111.1       81.6       -11.2        -6.8      134.9      108.4
 2002            -7.8        -4.3      119.6      103.2       -18.9       -17.2      137.3      117.7
 2003             2.6         9.0      108.0       98.4       -15.0        -4.2      132.5      116.4
 2004             2.4         5.6      106.6       96.3        -1.9         2.4      118.0      101.9
 2005            13.5         1.7      101.1       87.1         ...           ...      ...        ...
 5-Yr Avg         5.2         2.9      108.4       94.0         ...           ...      ...        ...


Underwriting Income: Although the five-year combined ratio continues to outperform the medical malpractice sector, the group's underwriting results have been adversely impacted by increased claims severity, reduced amounts of reserve redundancy releases, increased reinsurance costs, and competition. Recent unfavorable results were due primarily to adverse development, mostly from Illinois and Iowa medical professional liability claims made business. Given the adverse case reserve development on prior year losses that became apparent at the beginning of 2002, the group quickly responded by tightening its underwriting guidelines which included a review and adjustment of its rating and pricing structure. Other measures taken by the group designed to improve underwriting results included the exit from certain jurisdictions, elimination of certain credits, and a general review of operational procedures. These measures have resulted in improved underwriting results, evident in the reduced combined ratio.


                             UNDERWRITING EXPERIENCE

              Net Undrw            Loss Ratios                  Expense Ratios
              ------------  ----------------------------   -------------------------------------------------
                 Income       Pure               Loss &     Net       Other     Total      Div.      Comb
Year              ($000)      Loss      LAE       LAE       Comm       Exp.      Exp.      Pol.      Ratio
--------         --------   -------    -------  --------   -------   --------   ------   -------   ---------
 2001              -4,007      39.6      36.7      76.3       6.0       26.1      32.1      2.6      111.1
 2002              -9,810      70.2      25.9      96.1       5.3       16.1      21.4      2.2      119.6
 2003              -4,401      16.0      74.6      90.5       2.5       15.0      17.5      ...      108.0
 2004              -3,882      35.6      47.3      82.9       7.3       14.5      21.8      2.0      106.6
 2005                -848      41.5      36.9      78.5       3.3       17.4      20.7      1.9      101.1
 5-Yr AVG             ...      38.2      46.8      85.0       4.7       17.0      21.8      1.6      108.4



Investment Income: The growth rate in investment income has fluctuated over the five year period due to several factors including the recognition of additional income from the inverse floater held in PIC WISCONSIN's portfolio in 2001, the recent decline due to the low interest rate environment despite the continued rise in the invested asset base, costs associated with the issuance of the $12.0 million surplus note in 2004, and the invested in a fixed income portfolio, composed mainly of mortgage-backed securities and U.S. Government bonds. In addition, the company maintains a diversified equity portfolio. During 2003 and 2004, the company held a large amount of funds in short term investments available for the potential shareholder value plan, which subsequently have been reinvested. By maintaining a core portfolio of highly predictable, stable instruments that will meet expected claim payouts, the company is able to seek higher risk/reward opportunities with the balance of the portfolio.


                        INVESTMENT INCOME ANALYSIS ($000)

                          Net                Realized       Unrealized
                          Inv                Capital        Capital
            Year          Income             Gains          Gains
            ----          -------            -------        -------
            2001           8,943              1,003         -2,308
            2002           6,637
            2003           5,986             -3,621          3,403
            2004           5,819              2,086          3,884
            2005           8,496              1,979          1,500


                                             Company                        Industry Composite
                                -----------------------------------     -----------------------------
                                Inv Inc         Inv          Total       Inv Inc             Inv
                                 Growth         Yield        Return       Growth             Yield
         Year                      (%)            (%)         (%)          (%)                (%)
         ----                    -------       ---------   ----------   -----------        ----------
         2001                      40.1            5.8         4.9           -2.8              5.1
         2002                     -25.8            4.0         3.8           -9.8              4.5
         2003                      -9.8            3.0         6.2           -8.8              3.8
         2004                      -2.8            2.5         4.1            5.5              3.7
         2005                      46.0            3.4         1.4            ...              ...
         5-Yr Avg                   6.3            3.6         3.9            ...              ...


                         INVESTMENT PORTFOLIO ANALYSIS


                          2005 Inv            % of Invested
Asset                      Assets                   Assets            Annual
Class                      ($000)           2005            2004       % Chg
-----------------------------------------------------------------------------
Long-Term bonds           205,929            80.5           83.4        -0.6
Stocks                     32,848            12.8           10.5        25.5
Affiliated Investments      8,197             3.2            3.3        -0.7
Other Inv Assets            8,915             3.5            2.7        31.9
Total                     255,888           100.0           100.0        3.0

                          2005 BOND PORTFOLIO ANALYSIS

                           % of     Mkt Val        Avg.     Class     Class    Struc.        Struc.
Asset                     Total     to Stmt    Maturity     1 - 2     3 - 6    Secur.        Secur.
Class                     Bonds      Val(%)       (Yrs)       (%)       (%)       (%)    (% of PHS)
-----                     -----      ------       -----       ---       ---       ---    ----------
Governments                 4.7        -4.2         3.9     100.0         -        -             -
States, terr & poss        52.5        -3.3         3.3     100.0         -     100.0         127.8
Corporates                 42.8        -0.8         6.4      51.9      48.1      83.8          87.3
----------                 ----        ----         ---      ----      ----      ----          ----
   Total all bonds        100.0        -2.4         4.7      79.4      20.6      88.4         215.0


                                 CAPITALIZATION

The following text is derived from the report of PIC WISCONSIN Group.

Capital Generation: Following three consecutive years of decline, PIC WISCONSIN's surplus improved in 2003 and 2004 primarily due to improved underwriting results, capital gains, and the issuance of a $12.0 million 30-year surplus note in the current year. During the period of decline, surplus was impacted by unrealized capital losses, a $5.5 million increase in treasury stock at PIC WISCONSIN and the aforementioned net loss in 2002. The 2001 increase in treasury stock was a result of receiving notice from the Professionals Group, Inc. of a change in control pursuant to the Reciprocal Stock Purchase Agreement and Stock Transfer Restriction Agreement whereby PIC WISCONSIN repurchased 1,583 of its shares of common stock held by Professionals Group, Inc. These repurchased shares are held as treasury stock. Going forward, internal capital generation is expected to remain modest as the group continues to focus on profitability derived from strict underwriting standards and prudent investment strategies as well as reinstituting policyholder dividends.


               CAPITAL GENERATION ANALYSIS ($000)

                            Source of Surplus Growth
                            ------------------------

                       Pretax                 Total                    Net
                      Operating                Inv.               Contrib.
    Year               Income                 Gains                Capital
    ----               ------                 -----                -------
    2001                 4,961                -1,305                -5,378
    2002                -3,157                  -219                   143
    2003                 1,583                 5,970                    70
    2004                 1,361                 3,479                11,695
    2005                 8,222                -5,094                   279
    5-Yr Total          12,970                 2,831                 6,809

                            Source of Surplus Growth
                            ------------------------

                       Other,                Change                    PHS
                       Net of                    in                   Growth
    Year                  Tax                   PHS                     (%)
    ----                  ---                   ---                     ---
    2001               -3,894                -5,616                   -7.5
    2002                 -483                -3,716                   -5.4
    2003                3,315                10,938                   16.7
    2004               -3,535                13,000                   17.0
    2005               -4,239                  -833                   -0.9
    5-Yr Total         -8,837                13,773                      -


Overall Capitalization: The group's policyholders' surplus adequately supports its underwriting, investment and credit risks based on Best's Capital Adequacy Ratio (BCAR) analysis. The level of risk-adjusted capitalization is derived from its comparatively lower underwriting leverage somewhat offset by recent adverse loss reserve development.


                            QUALITY OF SURPLUS ($000)
                            -------------------------

                                                  % of PHS      Dividend Requirements
                                                  --------      ---------------------
               Year-      Cap Stk/                     Un-      Stock-      Div to         Div to
                 End      Contrib.                assigned      holder         POI       Net Inc.
Year             PHS          Cap.     Other       Surplus        Divs         (%)            (%)
----             ---          ----     -----       -------        ----         ---            ---
2001          69,078          10.7         -          89.3           -           -              -
2002          65,362          11.5         -          88.5           -           -              -
2003          76,300           9.9         -          90.1           -           -              -
2004          89,300           8.1      13.4          78.4           -           -              -
2005          88,467           8.5      13.6          77.9           -           -              -


Underwriting Leverage: Significant premium growth was generated in prior years driven by the increase in new business, due to its regional diversification strategy and the departure of insurance providers in various medical professional liability markets, and the implementation of rate increases and credit reductions on renewal business. However, the rate of premium growth has slowed and is expected to continue because of increased competition and focus on account profitability of its existing book of business. The premium decline in 2004 was mainly due to a decrease in hospital business. As a result of the recent reduction in premiums combined with the issuance of the surplus note, leverage measures declined slightly and remain at levels well below composite averages.

                                LEVERAGE ANALYSIS

                                        Company                    Industry Composite
                                        -------                    ------------------

            NPW to      Reserves     Net      Gross     NPW to       Reserves       Net     Gross
Year           PHS        to PHS     Lev        Lev        PHS         to PHS       Lev       Lev
2001           0.5           1.1     2.1        2.4        0.7            2.2       3.4       4.1
2002           0.8           1.4     2.9        3.5        1.0            2.9       4.7       5.8
2003           0.8           1.6     3.0        3.7        1.0            3.2       5.1       6.3
2004           0.6           1.6     2.7        3.4        1.0            2.9       4.7       5.7
2005           0.7           1.7     2.9        3.5          -              -         -         -

Current BCAR: 165.9

                      PREMIUM COMPOSITION & GROWTH ANALYSIS
                      -------------------------------------


    Period                   DPW                       GPW
    Ending           ($000)       (% Chg)        ($000)    (% Chg)
    ------           ------       -------        ------    -------
    2001             43,916          42.7        43,916       42.6
    2002             67,449          53.6        67,449       53.6
    2003             81,915          21.4        81,915       21.4
    2004             79,435          -3.0        79,438       -3.0
    2005             77,774          -2.1        77,821       -2.0

    5-Yr CAGR             -          20.4             -       20.4
    5-Yr Change           -         152.6             -      152.7

    Period                    NPW                       PE
    Ending           ($000)       (% Chg)        ($000)    (% Chg)
    2001             32,350          24.3        30,353       34.0
    2002             49,155          51.9        40,287       32.7
    2003             58,627          19.3        61,879       53.6
    2004             57,166          -2.5        56,489       -8.7
    2005             61,609           7.8        60,741        7.5

    5-Yr CAGR             -          18.8             -       21.8
    5-Yr Change           -         136.8             -      168.2



Reserve Quality: PIC WISCONSIN does not discount its loss reserves and development has been favorable in 2000 and prior years on a calendar and accident year basis reflective of management's conservative reserving philosophy and aggressive defense strategies. However, recent accident year loss reserve development has been adverse due to increased claim severity, particularly on Illinois medical professional liability claims made business primarily for accident year 2001. A.M. Best will continue to closely monitor the reserve development going forward, particularly in the more recent accident years when PIC WISCONSIN experienced substantial exposure growth.

              LOSS & ALAE RESERVE DEVELOPMENT: CALENDAR YEAR ($000)
              -----------------------------------------------------


                Original       Developed       Develop.      Develop.       Develop.          Unpaid         Unpaid
Calendar            Loss        Reserves             to            to             to        Reserves      Resrv. to
Year            Reserves       Thru 2005       Orig.(%)       PHS (%)        NPE (%)       @ 12/2005        Dev.(%)
----            --------       ---------       --------       -------        -------       ---------        -------
2000              64,096          49,125          -23.4         -20.0          216.9           4,364            8.9
2001              68,781          71,722            4.3           4.3          236.3          15,263           21.3
2002              82,470          89,956            9.1          11.5          223.3          31,315           34.8
2003             111,827         117,366            5.0           7.3          189.7          61,450           52.4
2004             126,635         133,677            5.6           7.9          236.6          96,309           72.0
2005             134,748         134,748              -             -          221.8         134,748          100.0

              LOSS & ALAE RESERVE DEVELOPMENT: ACCIDENT YEAR ($000)
              -----------------------------------------------------


                 Original       Developed       Develop.        Unpaid       Acc Yr.        Acc Yr.
Accident             Loss        Reserves             to      Reserves          Loss           Comb
Year             Reserves       Thru 2005       Orig.(%)      @12/2005         Ratio          Ratio
----             --------       ---------       --------      --------         -----          -----
2000               21,059          16,490          -21.7         2,667          86.6          127.0
2001               24,809          35,975           45.0        10,899         132.7          167.4
2002               35,552          37,711            6.1        16,052         107.2          130.8
2003               36,539          46,752           28.0        30,135          89.1          106.6
2004               42,251          39,937           -5.5        34,859          81.4          105.1
2005               38,439          38,439              -        38,439          71.2           93.8


Reinsurance Utilization: Effective July 1, 1997, the primary insurance limits for healthcare providers subject to the Wisconsin Patients Compensation Fund were increased to $1 million per occurrence and $3 million in the aggregate. Previously, the Fund provided coverage above limits of $400,000. In response to this change, which management supported since it provides the company with more control over claims, the reinsurance program was restructured to increase PIC WISCONSIN's net retention to $500,000 from $250,000. Best believes that this level of retention continues to be conservative relative to the company's total surplus position.


                        CEDED REINSURANCE ANALYSIS ($000)
                        ---------------------------------

                              Company                               Industry Composite
                              -------                               ------------------

             Ceded      Business     Rein Rec         Ceded      Business      Rein Rec        Ceded
             Reins     Retention       to PHS      Reins to     Retention        to PHS     Reins to
Year         Total           (%)          (%)       PHS (%)           (%)           (%)       PHS(%)
----         -----           ---          ---       -------           ---           ---       ------
2001        20,530          73.7         13.0          29.7          81.8          54.3         69.4
2002        40,277          72.9         33.6          61.6          78.0          80.9        110.1
2003        51,632          71.6         37.1          67.7          76.4          89.5        122.2
2004        59,713          72.0         41.9          66.9          75.8          77.6        108.2
2005        55,834          79.2         44.8          63.1             -             -            -

                      2005 REINSURANCE RECOVERABLES ($000)
                      ------------------------------------

                          Paid &                                   Total
                          Unpaid             Unearned     Other    Reins
                          Losses      IBNR   Premiums    Recov*    Recov
                          ------      ----   --------    ------    -----
US Insurers                5,768    10,613      9,698    -3,957   22,122
Other Non-US              13,756    11,987      1,964   -10,206   17,501
Total (ex US Affils)
                          19,524    22,600     11,662   -14,163   39,623
Grand Total               19,524    22,600     11,662   -14,163   39,623


* Includes Commissions less Funds Withheld


Investment Leverage: The group remains more aggressive than its peers on its fixed income portfolio, with collateralized mortgage obligations (CMOs) representing nearly 200 percent of surplus. This portfolio is actively managed, and strict guidelines are in place limiting an investment in any one CMO class and only a small portion of surplus is invested in the higher risk tranches.

                     INVESTMENT LEVERAGE ANALYSIS (% OF PHS)
                     ---------------------------------------

                                                           Company      Industry Composite
                                                           -------      ------------------

          Class        Real       Other               Non-Affl             Class
            3-6     Estate/    Invested     Common        Inv.    Affil      3-6     Common
Year      Bonds        Mtg.      Assets     Stocks        Lev.     Inv.    Bonds     Stocks
----      -----        ----      ------     ------        ----     ----    -----     ------
2001        5.7         0.8         0.3       32.9        39.7     18.2      3.5       34.2
2002       20.1         0.8         2.8       26.1        49.9     22.3      7.1       33.9
2003       11.7         0.7         0.7       30.2        43.3     19.5      8.4       43.7
2004       18.4         0.6           -       29.3        48.3      9.2      4.7       43.3
2005       50.1         0.6           -       37.1        87.9      9.3        -          -

                                    LIQUIDITY


The following text is derived from the report of PIC WISCONSIN Group.

Overall Liquidity: PIC WISCONSIN continues to maintain an excellent liquidity position as invested assets exceeded net liabilities by over 30 percent. Operating and underwriting cash flow has improved as a result of the growth in writings and recent decline in loss payments. The group continues to maintain quick and current liquidity measures that compare favorably to the medical malpractice sector. Management consistently reviews the duration of its investment portfolio to ensure that it adequately correlates with the expected payout of loss reserves.

                               LIQUIDITY ANALYSIS
                               ------------------

                             Company                      Industry Composite
                             -------                      ------------------

                                            Gross                                      Gross
           Quick     Current    Overall    Agents Bal     Quick   Current   Overall   Agents Bal
Year     Liq (%)     Liq (%)    Liq (%)     to PHS(%)   Liq (%)   Liq (%)   Liq (%)    to PHS(%)
----     -------     -------    -------     ---------   -------   -------   -------    ---------
2001        46.6       131.1      160.8             -      30.7     124.6     137.1          5.9
2002        39.0       120.4      148.1           7.7      30.3     112.2     127.5         14.9
2003        49.4       120.7      145.4           4.8      32.6     112.2     125.6         11.2
2004        40.7       129.1      148.1           5.2      32.8     114.3     126.8          8.5
2005        39.3       127.0      145.5           4.2         -         -         -            -

                            CASH FLOW ANALYSIS ($000)
                            -------------------------


                                              Company      Industry Composite
                                              -------      ------------------

         Underw      Oper       Net    Underw      Oper    Underw      Oper
           Cash      Cash      Cash      Cash      Cash      Cash      Cash
Year       Flow      Flow      Flow   Flow(%)   Flow(%)   Flow(%)   Flow(%)
----       ----      ----      ----   -------   -------   -------   -------
2001      1,673    12,753     7,839     106.3     139.5      88.8     110.7
2002      8,502    19,533     1,870     124.3     154.4      92.6     118.6
2003     25,570    30,197     8,293     176.4     182.3     106.1     129.5
2004     14,323    20,480   -18,869     135.0     150.0     108.4     126.7
2005      7,202    15,093     2,125     113.1     126.6         -         -



                                     HISTORY

The company was incorporated under the laws of Wisconsin on October 3, 1986 and began business on November 1, 1986. On December 31, 2004, 26,327.43 shares of $250 par value common stock were issued of which 19,555.06 shares were outstanding. The remaining 6,772.37 shares are held in treasury. There are 1,000,000 authorized common shares.

On May 26, 2004, the company issued a $12.0 million surplus note to ICONS, Ltd. The surplus note has a 30 year maturity and is callable by the company at par beginning May 26, 2009. The interest rate is fixed at 7.707% for five years and is variable thereafter at 3 month LIBOR + 3.85%. Each payment of interest and principal may be made only with prior approval of the Office of the Commissioner of Insurance of the State of Wisconsin and only to the extent the company has sufficient surplus to make such payment.

                                   MANAGEMENT

Class A shares of the company are primarily owned by healthcare providers and related corporations. The Wisconsin Medical Society owns 415 Class A shares of the company, giving it a 2.1% ownership. The Wisconsin Medical Society is a non-profit association chartered by the state of Wisconsin with a membership of approximately 10,000 Wisconsin physicians.

Administration of the company's affairs is under the direction of William T. Montei, president and chief executive officer and David L. Maurer, chief financial officer and treasurer. Mr. Montei, has been with the company since inception and had previously been associated with The Professionals Insurance Company. Mr. Maurer, a CPA, has been with the company since 1989.

Officers: President and Chief Executive Officer, William T. Montei; Senior Vice President and Secretary, Christopher J. Brady; Senior Vice President, Treasurer and Chief Financial Officer, David L. Maurer; Vice Presidents, William S. Heck (Underwriting), Penelope R. O'Hara (Claims), Andrew F. Ravenscroft (Operations), Kerry M. Kravik (Risk Financing), Helen E. Woodfall (Risk Management).

Directors: Steven C. Bergin, M.D., Ronald H. Dix, Kevin T. Flaherty, M.D., Timothy Flaherty, M.D. (Chairman), William J. Listwan, M.D., Karen B. Maclay, Carol M. Meils, M.D., William T. Montei, Andrew J. Policano, Ph.D, Thomas A. Reminga, M.D., Richard G. Roberts, M.D., Ayaz M. Samadani, M.D., Michael A. Wilson.

                                   REGULATORY

An examination of the financial condition was made as of December 31, 2000 by the Insurance Department of Wisconsin. An audit of the 2001 annual statement was conducted by PricewaterhouseCoopers, LLP. An annual evaluation of reserves for unpaid losses and loss adjustment expenses is made by Tillinghast - Towers Perrin.

                                    TERRITORY

The company is licensed in IL, IN, IA, KS, MI, MN, MO, NE, NV, ND, OH, SD and
WI.

                              REINSURANCE PROGRAMS

The company maintains excess of loss agreements for $1.5 million excess of $500,000 on medical and hospital professional liability, general liability and casualty losses on its professional office package policies. The company retains an outer aggregate deductible of 5.5% of subject written premium for the $2.5 million excess of $500,000 layer. Quota share treaties recover 75% of commercial multiple peril property losses, 90% of policies with limits greater than $1 million up to limits of $3 million and 100% of policies with limits greater than $3 million up to limits of $6 million. Facultative reinsurance is used on selected liability risks. The principal reinsurers are Transatlantic Reinsurance Company, Hannover Ruckversicherungs - A.G., General Reinsurance Corporation and Underwriters at Lloyd's, London. The company has a contract with

General Reinsurance Corporation which covers all claims made under death, disability and retirement endorsements issued after December 31, 2003 up to a total of $6.5 million. The contract provides for stop loss coverage of $3.5 million and coverage for excess of policy limits and/or extra contractual obligations in the amount of $2.0 million. Losses for this contract cannot exceed $9.5 million in the aggregate.


                               BALANCE SHEET ($000)
                               --------------------


ADMITTED ASSETS                12/31/2005            12/31/2004         2005 %        2004 %
---------------                ----------            ----------         ------        ------
Bonds                             205,929               207,266           72.8          75.4
Common stock                       32,848                26,168           11.6           9.5
Cash & short-term invest            7,213                 5,088            2.5           1.9
Real estate, investment               540                   540            0.2           0.2
Investments in affiliates           5,622                 5,566            2.0           2.0
Real estate, offices                2,575                 2,692            0.9           1.0
                               ----------            ----------     ----------    ----------
  Total invested assets           254,726               247,320           90.0          89.9

Premium balances                   18,551                17,076            6.6           6.2
Accrued interest                    1,162                 1,129            0.4           0.4
All other assets                    8,617                 9,430            3.0           3.4
                               ----------            ----------     ----------    ----------
  Total assets                    283,056               274,954          100.0         100.0


LIABILITIES & SURPLUS          12/31/2005            12/31/2004         2005 %        2004 %
---------------------          ----------            ----------         ------        ------
Loss & LAE reserves               146,152               140,804           51.6          51.2
Unearned premiums                  20,061                19,193            7.1           7.0
All other liabilities              28,377                25,657           10.0           9.3
                               ----------            ----------     ----------    ----------
  Total liabilities               194,589               185,654           68.7          67.5

Surplus notes                      12,000                12,000            4.2           4.4
Capital & assigned surplus          7,547                 7,268            2.7           2.6
Unassigned surplus                 68,920                70,032           24.3          25.5
                               ----------            ----------     ----------    ----------

Total policyholders' surplus       88,467                89,300           31.3          32.5
                               ----------            ----------     ----------    ----------
Total liabilities & surplus       283,056               274,954          100.0         100.0

                        SUMMARY OF 2005 OPERATIONS ($000)
                        ---------------------------------


                                             FUNDS PROVIDED
STATEMENT OF INCOME         12/31/2005       FROM OPERATIONS                12/31/2005
-------------------         ----------       ---------------                ----------
Premiums earned                 60,741       Premiums collected                 62,253
Losses incurred                 25,229       Benefit & loss related pmts        17,904
LAE incurred                    22,442
Undrw expenses incurred         12,779       LAE & undrw expenses paid          36,008
Div to policyholders             1,139       Div to policyholders                1,139
                                ------                                          ------
Net underwriting income           -848       Undrw cash flow                     7,202
Net investment income            8,496       Investment income                   9,036
Other income/expense               574       Other income/expense                  574
                                ------                                          ------
Pre-tax oper income              8,222       Pre-tax cash operations            16,811
Realized capital gains          -3,797
Income taxes incurred            1,606       Income taxes pd (recov)             1,718
                                ------                                          ------
Net income                       2,818       Net oper cash flow                 15,093



--------------------------------------------------------------------------------


Copyright (C) 2005 by A.M. Best Company, Inc. ALL RIGHTS RESERVED. No part of this report may be reproduced or distributed in any form or by any means, or stored in a database or retrieval system, without the prior written permission of the A.M. Best Company. BCR09012005

FIS 0144 (5/00) Michigan Office of Fiancial & Insurance Services
Division of Insurance

Request for Determination of Exemption from Requalification under Section 405(1)

Enter complete information for each item requested. Attach additional sheet(s) if needed.

--------------------------------------------------------------------------------------------------------------------
Name of issuer subject to change in control                    NAIC number                      Tax ID number

Physicians Insurance Company of Wisconsin, Inc.                23400                            391567580
--------------------------------------------------------------------------------------------------------------------
Insurer home office address (also list mailing address if      State of Domicile                Date of change in control
different)

1002 Deming Way                                                Wisconsin                        TBD Possible 2nd Quarter of 2006
Madison, Wisconsin 53717
--------------------------------------------------------------------------------------------------------------------
                                                               Name of entity(ies) acquiring control of this insurer

                                                               ProAssurance Corporation
--------------------------------------------------------------------------------------------------------------------
                                                               Name of ultimate controlling person(s) of this issuer

                                                               Physcians Insurance Company of Wisconsin, Inc.
--------------------------------------------------------------------------------------------------------------------
[] Attach a chart that accurately depicts the organization structure after the change in control.
--------------------------------------------------------------------------------------------------------------------
Complete chart below by listing last rating given this insurer by all nationally recognized independent rating organizations such as A.M. Best, S&P, Moody's, Duff & Phelps, etc.


Name of Rating Organization                                     Rating           Rating "as of" date   Date rating was issued
--------------------------------------------------------------------------------------------------------------------
A.M. Best                                                       A-               12/31/04              01/29/96
--------------------------------------------------------------------------------------------------------------------
S&P                                                             N/A
--------------------------------------------------------------------------------------------------------------------
[] Attach a copy of the complete narrative for each rating listed.
--------------------------------------------------------------------------------------------------------------------
What is the total ammount of capital and surplus of the insurer?                  Did the insurer receive any NAIC insurance
                                                                                  regulatory information system priority
Amount in whole dollars: $83,252,639        As of this date: 9/30/05              designation for the year preceding the change
                                                                                  in control?
What is the total adjusted capital of the insurer as a percentage of authorized
control level risk based capital as of the insurer's last annual filing?          [X] No   [] Yes    If Yes, please attach a copy
                                                                                                     of the examiner team synopsis
Enter percentage: 728%                     As of this date: 12/31/04
                                                                                  Was Insurer's Michigan certificate of authority
                                                                                  suspended, revoked or limited pursuant to Section
                                                                                  436 of the Michigan Insurance Code in the five
                                                                                  year period preceding the change in control?

                                                                                  [X] No   [] Yes    If Yes, please attach an
                                                                                                     explanation of the action
--------------------------------------------------------------------------------------------------------------------
Certification

I am making this request for determination of exemption from requalification under Section 405(1) of the Michigan Insurance Code on behalf of the insurer named above. The insurer is applying for the lines of insurance granted in insurer's current Michigan
Certificate of Authority. The information given in this document and any attachments is true, complete and correct to the best of my knowledge and belief.
--------------------------------------------------------------------------------------------------------------------
Signature of the office of insurer                             Officer name and title typed or printed       Date signed

/s/ David L. Maurer                                            David L. Maurer                               2/15/06
                                                               CFO/Treasurer
--------------------------------------------------------------------------------------------------------------------
Person to contact about this document (please type or print)   Contact person title                         Phone number

William J. Toman                                               Counsel                                      608/283-2434
--------------------------------------------------------------------------------------------------------------------
Our web address is: http://cis.state.mi.us./ins                PA218 of 1956 as amended requires submission of this form by persons
Our toll free phone number is 1-877-999-6442                   requesting a determination of exemption from requalification under
                                                               Section 405(1) prior to or following a change in control. Failure to file this form after a change in control may result in revocation of insurer's Michigan Certificate of Authority.
--------------------------------------------------------------------------------------------------------------------
Michigan Department of Consumer & Industry Services    Serving Michigan...Serving You